Exhibit 99.1

Sapiens Q2 2013 Revenue Increases 22% to a Record of $33.1 Million

REHOVOT, Israel, August 13, 2013 -- – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces its financial results for the second quarter ended June 30, 2013.

Second Quarter Financial and Business Highlights include:

•	Revenue increased by 22% to $33.1 million, compared to $27.2 million in the second quarter of 2012
•	Non-GAAP net income attributable to Sapiens' shareholders decreased by 9% to $3.2 million, compared to $3.5 million in the second quarter of 2012, mainly due to increase in research and development to keep our products leading position. Total Non- GAAP operating profit reached $3.3 million
•	We won new deals in all of our lines of business. This includes, among others: Wesleyan Assurance Society for our L&P solution; Haverford Holdings for our General Insurance solution; RSA for our Reinsurance Solution; and Cole Taylor Financial for DECISION
•	We introduced DECISION for the insurance market
•	Two of Sapiens customers received the CELENT Model Insurer Award
•	Cash and cash equivalent totaled to $29.2 million. The company does not have any debt, representing a solid balance sheet, with total equity from total assets of 71%

Roni Al-Dor, CEO of Sapiens International commented, “Our second quarter performance was another strong top line result for Sapiens. We are receiving increased demand for our solutions in our major markets and across all our growth engines: Life and Pension, Property and Casualty, and Decision Management. The insurance market is aggressively looking for up to date platforms to assist carriers to grow and be more competitive, and we are well positioned to capitalize on the enormous investment that these companies are making to replace their out-of-date systems. Our Business Decision Management solution is developing a foothold with major tier financial services firms, and we are receiving accelerated interest in this market as well. In the first half of the year we won several deals of new tier 1 customers as well as further signed continuation and additional business with existing customers coming both from the insurance and decision markets."

Mr. Al-Dor continued: “Our strategic decision to increase our investments across our delivery team research and development and sales & marketing continued in the second quarter and will continue in the coming quarters. These investments will allow us to continue our strong growth, wining new customers, enhance our product functionality, broaden our market penetration and brand profile, while growing our global delivery personnel to serve the rising need of our portfolio. In the near term this will affect our gross and operational margin and profit, but will sustain our development plans that will lead to higher margins going forward."

Mr. Al-Dor concluded: “We are confident in our expansion and reiterate our revenues guidance of $135 million for the year 2013.”

First half Year-over-Year Financial Highlights include:

•	Revenues increased by 21% to $64.6 million, compared to $53.2 million for the same period in 2012
•	Non-GAAP gross profit increased by 9% to $27.1 million, compared to $24.9 million for the same period in 2012
•	Non-GAAP net income attributable to Sapiens' shareholders decreased by 2% to $6.6 million, compared to $6.7 million for the same period in 2012, mainly due to increase in research and development and sales and marketing

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

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U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the six months ended
U.S GAAP basis	6/30/2013	6/30/2012	6/30/2013	6/30/2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$33,065	$27,182	$64,572	$53,165
Gross profit	12,225	11,610	24,369	22,436
Operating profit	2,862	2,762	5,442	5,203
Net income attributable to Sapiens' shareholders	2,677	2,601	5,310	4,990
Basic earnings per share	0.07	0.06	0.14	0.12
Diluted earning per share	0.06	0.06	0.13	0.12

NonGAAP
Revenues	$33,065	$27,378	$64,572	$53,509
Gross profit	13,583	12,893	27,068	24,915
Operating profit	3,344	3,715	6,699	7,023
Net income attributable to Sapiens' shareholders	3,188	3,512	6,580	6,724
Basic earnings per share	0.08	0.09	0.17	0.17
Diluted earnings per share	0.08	0.08	0.16	0.16

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Investor Relations Contact:

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-7902032 e-Mail: moshe.shamir@sapiens.com

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$33,065	$27,182	$64,572	$53,165
Cost of revenue	20,840	15,572	40,203	30,729

Gross profit	12,225	11,610	24,369	22,436

Operating Expenses:
Research and development, net	2,954	2,436	6,178	4,736
Selling, marketing, general and administrative	6,409	6,412	12,749	12,497
Total operating expenses	9,363	8,848	18,927	17,233

Operating income	2,862	2,762	5,442	5,203

Financial income, net	(21)	(85)	(306)	(146)
Taxes and other expenses, net	152	272	427	380

Net income	$2,731	$2,575	$5,321	$4,969

Attributable to non-controlling interest	54	(26)	11	(21)

Net income attributable to Sapiens' shareholders	$2,677	$2,601	$5,310	$4,990

Basic earnings per share	$0.07	$0.06	$0.14	$0.12

Diluted earnings per share	$0.06	$0.06	$0.13	$0.12

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	39,120	40,088	38,945	39,927
Diluted earnings per share	41,399	42,334	41,107	42,250

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	6/30/2013	6/30/2012	6/30/2013	6/30/2012
GAAP revenue	$33,065	$27,182	$64,572	$53,165
Valuation adjustment on acquired deferred revenue and long term contract	-	196	-	$344
Non-GAAP revenue	$33,065	$27,378	$64,572	$53,509

GAAP gross profit	$12,225	$11,610	$24,369	$22,436
Revenue adjustment	-	196	-	344
Amortization of capitalized software	1,138	875	2,262	1,709
Amortization of other intangible assets	220	212	437	426
Non-GAAP gross profit	$13,583	$12,893	$27,068	$24,915

GAAP operating income	$2,862	$2,762	$5,442	$5,203
Gross profit adjustments	1,358	1,283	2,699	2,479
Capitalization of software development	(1,430)	(935)	(2,538)	(1,915)
Amortization of other intangible assets	314	447	642	948
Stock-based compensation	240	158	454	308
Non-GAAP operating income	$3,344	$3,715	$6,699	$7,023

GAAP net income attributable to Sapiens' shareholders	$2,677	$2,601	$5,310	$4,990
Operating income adjustments	482	953	1,257	1,820
Other	29	(42)	13	(86)
Non-GAAP net income attributable to Sapiens' shareholders	$3,188	$3,512	$6,580	$6,724

Non-GAAP basic earnings per share	$0.08	$0.09	$0.17	$0.17

Non-GAAP diluted earnings per share	$0.08	$0.08	$0.16	$0.16

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,152	$29,050
Restricted cash	306	536
Trade receivables, net	20,675	16,299
Other receivables and prepaid expenses	3,096	1,785
Deferred Taxes	2,586	2,750

Total current assets	55,815	50,420

LONG-TERM ASSETS:
Property and equipment, net	3,421	2,243
Severance pay fund	10,521	10,306
Other intangible assets, net	29,276	29,212
Other long-term assets	3,185	2,316
Goodwill	69,897	68,087

Total long-term assets	116,300	112,164

TOTAL ASSETS	$172,115	$162,584

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$7,728	$4,382
Accrued expenses and other liabilities	19,052	20,014
Deferred revenue	10,218	7,301

Total current liabilities	36,998	31,697

LONG-TERM LIABILITIES:
Other long-term liabilities	1,450	803
Accrued severance pay	12,086	11,645

Total long-term liabilities	13,536	12,448

EQUITY	121,581	118,439

TOTAL LIABILITIES AND EQUITY	$172,115	$162,584

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